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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66705

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing
Washington, DC

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexBank Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2515 McKinney Avenue, 11th Floor
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

750 N St. Paul St, Ste 850	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Stacy M. Hodges, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NexBank Securities, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUCIA SALINAS
Notary Public, State of Texas
Comm. Expires 03-20-2023
Notary ID 130161340

Notary Public

Signature

FINOP

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEXBANK SECURITIES, INC

December 31, 2018

Table of Contents

Crowe

Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Shareholder and the Board of Directors of NexBank Securities, Inc.
Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of NexBank Securities, Inc. (the "Company") as of December 31, 2018, the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2018, and the related notes to the consolidated financial statements (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 and Statement Pursuant to SEC Rule 15c3-3 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of NexBank Securities, Inc.'s consolidated financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5.

In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2014.

Dallas, Texas
February 27, 2019

NEXBANK SECURITIES, INC

Consolidated Balance Sheet

December 31, 2018

(In Thousands, except share data)

ASSETS		
Cash and cash equivalents	$	9,128
Fixed assets		4,387
Leased assets held for sale		3,093
Real estate interests		5,819
Net Client receivables		604
Deferred tax asset		169
Other assets		193
Total assets	$	23,393
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	1,044
Current tax payable		255
Payables to affiliates		22
Notes payable		2,870
Deferred rent		90
Total liabilities		4,281
Stockholder's equity		19,112
Total liabilities and stockholder's equity	$	23,393

See accompanying notes to consolidated financial statements.

NEXBANK SECURITIES, INC

Consolidated Statement of Operations

For the Year Ended December 31, 2018

(In Thousands)

Revenue:		
Consulting	$	2,400
Account supervision, investment advisory, and administrative services		1,165
Earnings on investments		942
Property management fees		2,434
Equity in subsidiary earnings		987
Gain on sale of real estate		1,761
Gain on sale of fixed assets		910
Interest income		955
Rental and other income		761
Total revenue		12,315
Expenses:		
Compensation and benefits		3,643
Legal and professional fees		1,028
Occupancy, furniture, and fixtures		460
Interest expense		249
Travel and entertainment		134
Other		474
Total expenses		5,988
Income before federal income tax expense		6,327
Federal income tax expense		86
Net income	$	6,241

See accompanying notes to consolidated financial statements.

NEXBANK SECURITIES, INC

Consolidated Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2018

(In Thousands)

		Total
Balances, January 1, 2018	$	29,871
Net Income		6,241
Distributions to stockholders		(17,000)
Balances, December 31, 2018	$	19,112

See accompanying notes to consolidated financial statements.

NEXBANK SECURITIES, INC

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2018

(In Thousands)

Net Income	$	6,241
Adjustments		
Depreciation and amortization		248
Equity in earnings		(987)
Deferred tax expense		(169)
Gain on sale of real estate		(1,761)
Gain on sale of fixed assets		(910)
Changes in assets/liabilities:		
Investments		1,264
Other assets		(431)
Accounts payable and acc expenses		97
Cash provided by operating expenses		3,592
Investment in real estate interest		(5,179)
Payment of loan receivable		2,400
Proceeds from sale of loans receivable		3,554
Return of capital from equity investments		1,571
Purchase of leased assets held for sale		(3,200)
Redemption of real estate interest		4,500
Proceeds from sale of real estate		8,863
Cash provided by investing activities		12,509
Distributions to stockholders		(17,000)
Payment on note payable		(68)
Cash used in financing activities		(17,068)
Net change in cash		(967)
Cash and cash equivalents at beginning of year		10,095
Cash and cash equivalents at end of year	$	9,128
Cash paid for interest	$	249
Cash paid for taxes	$	-

NON-CASH ACTIVITY:

Non-cash transfer of fixed assets to loan receivable	$	1,800

See accompanying notes to consolidated financial statements.

1. Organization and Nature of Business

NexBank Securities, Inc. (Company), a Delaware Corporation is a wholly-owned subsidiary of NexBank Capital, Inc. (NCI). The Company also does business as NexBank Capital Advisors, NexBank Realty Advisors and/or NexBank Wealth Advisors. The Company has 10,000 authorized shares of $0.01 par value common stock with 1,000 shares currently outstanding.

NexBank Wealth Advisors is an Investment Advisor. The division was established in 2018.

The following are wholly-owned subsidiaries of the Company: (1) NCI Minerals, LLC, owner of mineral rights; (2) Crossings 2017 LLC, preferred member of the multi-family property located in Mississippi; and (3) Dallas Cityplace MF SPE Owner LLC, owned a promissory note with NREA Cityplace Hue Investors which was paid off in May 2018. These entities generally hold investments in real estate projects for the Company and are consolidated in the financial statements.

All significant intercompany transactions and balances have been eliminated in consolidation.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i).

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash on deposit of $9,128,000 as of December 31, 2018. Of the total amount, approximately $58,000 was in an affiliated bank (NexBank SSB).

The Company has cash deposits at an unaffiliated commercial bank of which $8,820,000 are not insured by the Federal Deposit Insurance Corporation (FDIC) at December 31, 2018.

Investments

The Company owned 750 contracts of Canadian Dollar Futures that were liquidated at fair value in 2018.

Client Receivables

Accounts receivable are recorded at estimated value, net of an allowance for expected losses if necessary. Accounts receivable are not interest bearing and are considered past due based on contractual terms. The allowance for doubtful accounts is estimated from historical performance and projections of trends, as well as specific financial information gathered by management. Uncollectible accounts are charged off when all reasonable efforts to collect the accounts have been exhausted. The company has an estimated amount of $80,000 for doubtful accounts at December 31, 2018.

Fixed Assets

Fixed assets consist of land, building, furniture, equipment, and leasehold improvements, which are reported at historical cost less accumulated depreciation. Depreciation is determined by use of the straight-line method over the estimated life of the asset, or, in the case of leasehold improvements, the shorter of the estimated life or the remaining term of the related lease. Upon disposal of fixed assets, the related gain or loss is included in income.

The Company owns a 1.59-acre property in Arlington, TX with a 13,788 square foot Walgreens building. The property is subject to a lease, which can be terminated as early as 2022.

Real Estate Interests

The Company's investment in real estate interests are generally accounted for under the equity method of accounting as the Company has significant influence over the operations of the entity but does not have a controlling financial interest. These interests are evaluated to determine if the Company has a controlling financial interest based on the variable interest entity (VIE) model. The Company currently is not the primary beneficiary of any VIEs. Results of operations of these interests are presented on a one-line basis in the accompanying Statement of Operations. Investments in and advances to these entities are recorded in Real Estate Interests in the accompanying Balance Sheet.

Recognition of Revenue

On January 1, 2018, the Company adopted ASI 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain(loss) from the transfer of nonfinancial assets, such as OREO. The majority of the Company's revenues come from interest income and other sources, including loans, leases, equity investments and securities that are outside the scope of ASC 606. The company's services that fall within the scope of ASC 606 include consulting, account supervision, investment and advisory fees and property management fees. The Company elected to use the modified retrospective method of adoption of ASC 606.

The following table presents the Company's sources of revenue for the twelve months ended December 31, 2018.

Revenue from Contracts with Customers
(in thousands)

	Year Ended December 31, 2018
Consulting	$ 2,400
Account supervion, investment and advisory fees	1,165
Property Management Fees	2,434
	$ 5,999

A description of the company's revenue streams accounted for under ASC 606 follows:

Consulting: The Company earns fees from its consulting customers from contracts that define the scope and delivery requirement for services rendered under the contracts. Fees primarily relate to a defined number of service hours per month for a set monthly fee but can require judgement on progress made under the contract. Revenue is recognized in the month the service is provided.

Account supervision, investment and advisory fees: The Company earns these fees based on services performed for clients regarding financing alternatives. Revenue is recognized under these contracts when the related financing transaction is closed and funded as there is no significant activity to be performed by the Company subsequent to closing.

Property Management Fees: The Company earns fees from contracts to manage and operate office buildings. The contractual revenue is a monthly fee based on a set percentage of rent for each building. The revenue is recognized monthly on these contracts as the service is provided on a set monthly schedule but is subject to variation based on the collection of the underlying rental payments.

The Company earns revenue from financial and equity method investments, sale of fixed assets and real estate as well as interest income. These revenue streams are excluded from the scope of ASC 606.

There was no adjustment necessary to the financial statements from the adoption of ASC 606

Deferred Rent

Deferred rent represents tenant improvement allowances associated with the Company's allocation of leased space from its parent for its primary facilities. Deferred rent is recorded as a reduction in rent expense under the straight-line method over the life of the relating lease.

Income Taxes

Effective January 1, 2018, the Company's management decided and through voluntary termination by shareholders holding at least 50% of the outstanding stock, changed the tax filing status from an "S" Corporation to a "C" Corporation. As a result, the Company became subject to Federal income tax. Income tax expense in 2018 includes the effect of establishing the deferred tax assets and liabilities for the difference between the carrying amounts and the tax bases of assets and liabilities as of January 1, 2018, along with the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed reduces deferred tax assets to the amount expect to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company files a consolidated Federal income tax return with its parent. The Company is party to a tax sharing agreement that provides for tax treatment as if the Company filed taxes on a stand-alone basis.

Compensated Absences

Company employees are entitled to Paid Time Off (PTO), depending on job classification and years of service. PTO accrues on each semi-monthly pay date. An employee may carry over PTO from one calendar year to the next, with a maximum accrual of two weeks. Included in accounts payable and accrued expenses in the accompanying balance sheet at December 31, 2018 is an accrual of approximately $19,000 for PTO.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any claims or actions that will have a material effect in the financial statements.

Recently Issued Accounting Pronouncements

ASU 2016-02, Leases (Topic 842)	
Description	In February 2016, the FASB amended existing guidance that requires lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers.
Date of Adoption	These amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities and all nonpublic business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach.
Effect on the Financial Statements	The company has conducted an evaluation of its lease population, including a review of the associated contractual cash flows, and has determined that the expected impact from implementation of this pronouncement is immaterial to the consolidated financials statements.

ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities	
Description	In January 2016, the FASB amended existing guidance that requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. It requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. It requires separate presentation of financial assets and financial liabilities by measure category and form of financial asset (i.e., securities or loans and receivables). It eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost.
Date of Adoption	These amendments were effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provisions.
Effect on the Financial Statements	The adoption of the new provision had no impact to the Company as its equity investments are recorded under the equity method of accounting.

3. Fixed Assets

Fixed assets at December 31, 2018 consisted of the following (in thousands):

Land	$	1,552
Building		2,783
Leasehold improvements		388
Computer and other equipment		159
Furniture and fixtures		119
		5,001
Less accumulated depreciation and amortization		(614)
	$	4,387

As of December 31, 2018, fixed assets included $4,220,000 in net book value of land and building related to an operating lease (see note 8).

Additionally, net software costs of approximately $3,000 at December 31, 2018 have been included in other assets in the accompanying balance sheet, comprised of cost and accumulated amortization of approximately $76,000 and $73,000, respectively.

In 2018, the Company sold fixed assets related to a car wash for $2,000,000. The Company recorded a gain of $910,000 on the sale.

4. Leased Assets Held for Sale

The Company's leased assets held for sale consist of medical and related equipment including various types of medical, lab and security equipment that was purchased from an affiliated entity at a cost of $3,200,000. The purchase included the assignment of an operating lease on the equipment from a third party.

In January 2019, the Company terminated the lease and sold $1,400,000 of the equipment to a third party for book value.

5. Real Estate Interests and Variable Interest Entities

Real estate interest as of December 31, 2018 include (in thousands):

Partnerships		
Investment in Contour Land Partners 6, Ltd.	$	47
Investment in Contour Land Partners 8, Ltd.		31
Investment in Contour Land Partners 10, Ltd.		509
3521 Broadway LLC		176
Preferred Stock Investments:		
Investments in Crossings 2017, LLC		5,056
	$	5,819

Partnerships:

Real estate interests at December 31, 2018 represent the Company's investment as a limited partner in four-land development partnerships, with an aggregate amount of approximately $763,000, and a preferred stock investment in a multi-family property located in Mississippi valued at $5,056,000. The partnerships have a maximum outstanding debt due to NexBank SSB (NexBank), an affiliate of the Company through common ownership, in an aggregate amount of $10,130,000. The balance of the debt due to NexBank is approximately $4,261,724. Pursuant to the terms of the partnership agreements, the Company is to receive an 8% preferred return on its investment and a 25-60% split of profits upon completion of the projects and sale of the underlying lots.

These interests have been identified as variable interest entities under the guidance of FASB ASC 810-10. In determining whether the Company is the primary beneficiary of these partnerships, management has considered whether the Company has both: (a) the power to direct the activities of the partnerships that most significantly impact their economic performance; and (b) the obligation to absorb losses of the partnerships or to receive benefits from the partnerships that could potentially be significant to them. The Company's losses are limited to its initial collective investment; any additional losses are to be absorbed by the partnerships' general partner. Additionally, the general partner of the entity directs and controls the day-to-day activities without involvement of the Company. Accordingly, management has determined that the Company is not the primary beneficiary of these interests, and, therefore, these entities have not been consolidated in the accompanying financial statements.

Condensed financial information of the partnerships as of December 31, 2018 is as follows (in thousands):

ASSETS		
Land	$	1,513
Land held for development		4,966
Capitalized development costs		815
Other assets		65
Total assets	$	7,359
LIABILITIES AND PARTNERS' CAPITAL		
Earnest money deposits and accrued liabilities	$	1,320
Notes payable		4,287
Other liabilities		8
Total liabilities		5,615
Partner's capital		1,744
Total liabilities and partners' capital	$	7,359

For the year ended December 31, 2018, these partnerships generated approximately $5,532,000 and $4,224,000 of revenue and cost of sales, respectively, through sale of fully developed single-family residential lots.

Preferred Stock Investments:

NexBank Securities Inc. ("NSI"), invested $5,056,053 to acquire 100% of the preferred equity interests in NREA Crossing Investors LLC. This entity is a single member LLC with a sole purpose of providing the preferred equity financing of Crossings 2017 LLC. Crossings 2017 LLC holds a 100% interest in The Crossings at Ridgewood Apartments in Jackson Mississippi. Crossings 2017 LLC acquired the apartments for $27.2 million with $19.3 million of the purchase price provided by an unrelated third party bank, $5 million preferred equity provided by NSI through NREA Crossings and $2.8 million of equity interests provided by the other members of Crossings 2017.

NSI's preferred interest provides for a cash return of 8.5% monthly of its initial investment and an overall preferred return of 12.5% prior to the allocation of any profits to the common members. Additionally, the preferred interest earned a 0.5% fee upon initial purchase of the preferred interest and will earn an additional 1% fee upon the redemption of the preferred interest.

6. Sale of Loans

The Company owned two real estate loans with a book value of $1,720,000 and fixed interest rates of 5%. These loans were sold to an affiliated entity at book value, which approximated fair value.

The Company also sold a loan collateralized by certain fixed assets with a book value of $1,800,000 to an affiliate at book value, which approximated fair value.

Additionally, the company owned a $2.2 million loan to an affiliated third party was paid in full in 2018.

All loans were current at the time of sale as to principal and interest and were collateralized by real estate. Total interest revenue from these loans was $157,000 for the ended December 31, 2018.

7. Sale of Real Estate Owned

The Company owned $7,264,000 in raw land and lots for development that it acquired from its parent in 2017. The Company sold 100% of these investments in August 2018. The assets were sold to an unrelated third party for cash at the appraised value. The Company recorded a gain of $1.8 million on the sale.

8. Operating Lease

The company owns land and buildings with a book value of $4,220,000 that is leased to a third party under an operating lease agreement. The lease is subject to termination every five years and the next potential termination date is March 31, 2022. The lease agreement contains monthly payments of $22,600. Minimum future rentals are as follows (in thousands):

Year	Amount
2019	271
2020	271
2021	271
2022	68
	$ 881

9. Related Party Transactions

Certain expenses incurred by affiliated entities are allocated to the Company pursuant to the terms of a management agreement between these entities. Total expenses allocated to the Company and expensed by the Company during 2018 amounted to approximately $740,000, including rent allocation of approximately $114,000, as discussed in Note 13.

At December 31, 2018, the Company has cash on deposit with an affiliated bank amounting to approximately $58,000.

The Company purchased leased assets held for sale from an affiliate for $3,200,000. See Note 4.

Total payables to affiliate amounted to approximately $22,000 on December 31, 2018.

The Company has a secured loan with an affiliate for $2,870,000. See Note 11.

There are no receivables from affiliates as of December 31, 2018.

10. Employee Benefits

The Company, together with its parent company and other affiliates, has a noncontributory profit sharing plan integrated with a contributory 401(k) employee benefit plan (Plan) covering substantially all employees. Employees generally become eligible in the Plan upon attainment of the age of 21, with entry dates of January 1 and July 1 of each year. Under the Plan, the Board of Directors may contribute, at their discretion and subject to annual limitations, certain amounts in the form of matching, profit sharing and/or qualified non-elective contributions. Plan expense for the year ended December 31, 2018 amounted to approximately $127,000.

11. Note Payable

As of December 31, 2018, the Company has a secured loan with NexBank (related party) in the amount of $2,870,000 with accrued interest due of $11,000. The loan bears interest at a rate of 4.6%. The loan is secure by a commercial property, which is subject to lease and is due January 10, 2024. Minimum payments due under the note is as follows (in thousands):

Year		Amount
2019	$	203
2020		203
2021		203
2022		203
Thereafter		2,058
	$	2,870

The note was contributed to the Company from NCI in October 2017 and is collateralized by the assets subject to operating lease (see note 7). The carrying balance of the note approximates fair value and is valued using Level 2 valuation techniques.

12. Income Taxes

Income tax expense (benefit) was as follows:

Tax Expense	
Current tax expense	$ 255,000
Deferred tax expense	(169,000)
Total	$ 86,000

Effective tax rates differ from the federal statutory rate of 21% for 2018 applied to income before income taxes due to the following:

Federal statutory rate times pretax income	$ 1,329,000
Initial deferred tax asset upon conversion to C Corp	(1,078,000)
Other	(165,000)
Total	$ 86,000

Year-end deferred tax assets and liabilities were due to the following:

Deferred tax assets	
Accrued compensation	$ 178,000
Other	48,000
Total deferred tax assets	$ 226,000
Deferred Tax Liabilities	
Depreciation	$ (39,000)
Other	(18,000)
Total deferred tax liabilities	$ (57,000)
Net deferred tax asset	$ 169,000

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. As of December 31, 2018, no valuation allowance for deferred taxes was recorded as management believes it is more likely than not that all of the deferred tax assets will be realized.

The Company does not have any uncertain tax positions and does not have any interest and penalties recorded in the income statement for the year ended December 31, 2018. The Company is part of a consolidated income tax return in the US. The company is no longer subject to examination by the US federal tax jurisdiction for years prior to 2015.

13. Commitments, Guarantees and Contingent Liabilities

The Company leases its primary office facility under an informal lease agreement with NexBank, SSB (NexBank), an affiliate through common ownership, which expires August 31, 2022. Under the agreement, the Company is allocating 2% of the total lease payments required by NexBank. The new allocation rate of 2% became effective October 2018. Following is a summary of future minimum lease commitments under this agreement (in thousands):

Year	Amount
2019	10
2020	10
2021	10
Thereafter	7
	$ 37

In conjunction with execution of the above lease, the Company received a tenant improvement allowance in the original approximate amount of $204,000. This amount is being accreted under the straight-line method over the life of the lease as a reduction in rent expense. Total rent expense for the year ended December 31, 2018 amounted to approximately $114,000, substantially all of which was allocated from related parties.

The current balance of the deferred rent is approximately $90,000.

The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

14. Net Capital Requirements

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $5,000 or 6 2/3% of total aggregate indebtedness.

At December 31, 2018, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $4,847,000 and $4,281,000, respectively, resulting in a ratio of aggregate indebtedness to net capital of 0.88 to 1.00. Total net capital was approximately $4,561,000 above the minimum required net capital of approximately $286,000.

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the computation of net capital and the Company's corresponding Part IIA of its quarterly Financial and Operational Combined Uniform Single Report at December 31, 2018.

The Company issued a total of $17,000,000 in distributions to stockholders. Certain distributions required approval from FINRA. The Company requested and received approval for the distributions as required.

15. Customer Protection, Reserves and Custody of Securities

The Company does not hold customer accounts, funds, or securities.

SUPPLEMENTAL SCHEDULE I

NEXBANK SECURITIES, INC.

Computation of Net Capital under SEC Rule 15c3-1 and
Statement Pursuant to SEC Rule 15c3-3

December 31, 2018

(In Thousands)

Computation of Net Capital under Rule 15c3-1

Net capital		
Total stockholder's equity	$	19,112
Less deduction and/or charges		-
Less non-allowable assets:		
Furniture, equipment, and leasehold improvements, net		7,480
Investments in partnership interests		5,819
Other real estate owned		-
Loans and client receivables		-
Other assets		966
Net capital prior to haircuts on securities positions		4,847
Less haircuts on securities positions		-
Net capital as defined by Rule 15c3-3		4,847
Minimum net capital required		286
Excess net capital		4,561
Aggregate indebtedness:		
Accounts payable and accrued expenses		1,299
Payables to affiliates		2,892
Deferred rent		90
Total aggregate indebtedness	$	4,281
Ratio of aggregate indebtedness to net capital		0.88 to 1

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of paragraph k(2)(i).

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the computation of net capital and the Company's corresponding Part IIA of its quarterly Financial and Operational Combined Uniform Single Report at December 31, 2018

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Management and the Audit Committee of
NexBank Securities, Inc.
Dallas, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by NexBank Securities, Inc. (the "Company") and SIPC, solely to assist you and the other specified party in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries noting no findings;

2. Compared the amounts reported in the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments noting no findings;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting adjustments noting no findings; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting no findings.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe LLP

Crowe LLP

Dallas, Texas
February 27, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2351********************MIXED AADC 220
66705 FINRA DEC
NEXBANK SECURITIES INC
2515 MCKINNEY AVE STE 1100
DALLAS, TX 75201-1945

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stacy M. Hodges - (972) 934-4700

2. A.	General Assessment (item 2e from page 2)	$ 3,162
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/25/18 Date Paid	(1,398)
C.	Less prior overpayment applied	(14)
D.	Assessment balance due or (overpayment)	-
E.	Interest computed on late payment (see instruction E) for _____ days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,750

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NexBank Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 25th day of January, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,315,285
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
______ (Deductions in excess of $100,000 require documentation)	(10,207,498)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	(10,207,498)
2d. SIPC Net Operating Revenues	$ 2,107,787
2e. General Assessment @ .0015	$ 3,162
	(to page 1, line 2.A.)

NexBank Securities, Inc

Other revenue not related either to directly or indirectly to the securities business:

Deductions for NexBank Securities, Inc:
2018

*	Operations consulting and Restructuring consulting revenue	2,400,000.02
*	Real Estate Management Revenue	619,960.05
*	Real Estate Investment earnings	994,592.87
*	Property Sale (NexWash on 380)	917,840.68
*	Other & Client Reimburseable Expense Revenue	5,275,104.19
		$ 10,207,498 SIPC-7 2c. line (8)

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying NexBank Securities, Inc.'s Exemption Report in which (1) NexBank Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which NexBank Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) NexBank Securities, Inc. stated that NexBank Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018, without exception. NexBank Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NexBank Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe LLP

Crowe LLP

Dallas, Texas
February 27, 2019

NEXBANK™
SECURITIES, INC.

NexBank Securities Inc's Exemption Report

NexBank Securities Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provision of 17 C.F.R. § 240.15c3-3 *(k)(2)*(i) throughout the most recent fiscal year ended December 31, 2018 without exception.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year ended December 31, 2018 without exception.

____
NexBank Securities, Inc.

I, Stacy M. Hodges, or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: FINOP

Date of Report: February 27, 2019